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                             July 6, 2020

       Ernesto W. Letiziano
       President and Director
       Signet International Holdings, Inc.
       205 Worth Avenue, Suite 316
       Palm Beach, FL 33480

                                                        Re: Signet
International Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed June 23, 2020
                                                            File No. 000-51185

       Dear Mr. Letiziano:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated June 10, 2020.

       Amendment No. 1 to Registration Statement on Form 10

       Business, page 1

   1. Please clarify the expiration status of your option agreements. Your response to prior comment 2 claims that
no options have expired, but the financial statement footnotes refer to two expired options
involving graphene and battery technologies. Please also clarify how your options may be
extended or renewed without further consideration, including expired options.
   2. It does not appear that you filed any exhibits in response to prior comment 12. Please be aware that we are
unable to adequately review your responses to prior comments 3 through 6 until your
option agreements and material consulting agreements are filed.
                                                        Further, your response
to prior comment 3 indicates that your option agreements prohibit publishing the names of
the Florida universities that provided you an option for their
 Ernesto W. Letiziano
Signet International Holdings, Inc.
July 6, 2020
Page 2
       respective technology. We note, however, that you identify the University of Florida and
       Florida International University as the parties to option agreements in various press releases and on your website.
Certain Relationships and Related Transactions, and Director Independence, page
13

3. Please include your response to prior comment 9 regarding your affiliation with Mr. Tom
       Donaldson in your registration statement. Please clarify what you mean
by    officer
       designate,    and disclose any material agreements   written or
unwritten   between Mr.
       Donaldson and your company, including any compensation arrangements. Given the references to Mr. Donaldson in your voluntarily filed current reports as your president, his status as a current member of management should be clarified. Please also clarify whether he is a promoter under Rule 405 of Regulation C.
Recent Sale of Unregistered Securities, page 15

4. We reissue prior comment 11 as you did not respond to the comment. Please provide the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities for the past three years. If you provided the information elsewhere, you may cross-reference to that disclosure if it contains all the disclosure required by Item 701 of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameErnesto W. Letiziano
                                                             Division of
Corporation Finance
Comapany NameSignet International Holdings, Inc.
                                                             Office of
Technology
July 6, 2020 Page 2
cc:       William Robinson Eilers, Esq.
FirstName LastName